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Exhibit 11.1

January 31, 2006

DEUTSCHE TELEKOM

Code of Ethics for Senior Financial Officers

        It is the policy of Deutsche Telekom AG and the Strategic Business Areas of the Deutsche Telekom Group (the "Group") to conduct its business and corporate activities in accordance with the principles of ethical and responsible leadership. At Deutsche Telekom AG, the members of the Board of Management, the Heads of Group Accounting and Reporting, Group Controlling, Taxes and Treasury and international companies, and the Chief Financial Officers and managers responsible for accounting in the Strategic Business Areas of the Deutsche Telekom Group (each, an "Officer"; collectively, the "Officers") bear special responsibility for ensuring that the interests of the Group's shareholders, employees and customers are protected and promoted by ethical and honest management practices.

        This Code of Ethics (the "Code") has been adopted by the Group for the Officers in order to promote honesty, integrity, transparency and ethical conduct by those persons in their performance of their management responsibilities.

        The enforcement of the Code shall be, within the framework of applicable law and corporate policy, the responsibility of the Supervisory Board of the Group. Subject to this framework the Supervisory Board may request the assistance of the members of the Management Board and officials of the Group, such as the Chief Compliance Officer, the Head of Group Auditing or the Chief Legal Officer, in carrying out this responsibility.

        In addition to the Code, the Officers are subject to, and shall comply with, all other applicable compliance codes and policies of the company.

1.
Honest and Ethical Conduct

        1.1   The Group is committed to the highest standards of ethical business conduct. The Officers must engage in honest and ethical conduct at all times and in all respects in discharging the duties of their respective offices.

        1.2   The Officers must exercise high standards of conduct in their dealings with the Group's employees, its investors, customers, suppliers, and with the governmental officials and agencies of all jurisdictions in which the Group operates.

        1.3   Each Officer must avoid situations in which his or her personal interests could conflict with, or even appear to conflict with, the interests of the Group. All conflicts of interest of an Officer, whether actual or apparent, must be addressed in a manner that complies with the ethical requirements of this Code. A "conflict of interest" exists whenever an individual's private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Group. A conflict of interest also exists in any situation where the gain, or potential gain, from information attained through employment with the Group is used for personal benefit and/or to the detriment of the Group. Conflicts of interest may also arise when a member of an Officer's family receives improper personal benefits as a result of the Officer's position in the Group, regardless whether such benefits are received directly from the Groupor indirectly from a third party.

        1.4   All conflicts or potential conflicts of interest should immediately be reported to the Supervisory Board.

2.
Disclosure of Information

        2.1   Each Officer shall be responsible for providing and requiring full, fair, accurate, understandable and timely disclosure of information in documents and reports the Group files with, or submits to, governmental and regulatory agencies (including the U.S. Securities Exchange Commission)

or otherwise communicates to the public at large. All such information provided by each Officer shall be promptly provided and must be accurate, complete and in compliance with all applicable legal requirements of all jurisdictions in which the Group operates.

        2.2   The Officers shall also ensure that the Group will establish and maintain legally and operationally adequate internal accounting and disclosure controls. The Officers shall assess the adequacy of such controls on an ongoing basis and implement any changes in the controls that may be necessary.

3.
Compliance with Law

        3.1   The Officers shall cause the Group to respect and comply with all applicable laws, rules and regulations of all jurisdictions in which the Group conducts business, including the standards relating to accounting and auditing matters. This duty of legal compliance includes the observance of all laws, rules and regulations applicable to personal trading in the Group's securities by the Officers, and the use by the Officers of material, non-public information relating to the Group. Each Officer shall also give his or her personal support to the Group's policy of fully and accurately recording and reporting all financial information as required by applicable accounting regulations.

        3.2   The Officers shall be responsible for causing the Group to establish, maintain and periodically assess adequate procedures for the detection and reporting of any deviation in practice from the Group's policy of full compliance with all applicable accounting regulations.

        3.3   This Code of Ethics does not, and is not intended to, summarize all laws, rules and regulations applicable to the Group, its employees, officers and directors. It is the responsibility of each Officer to adhere to all applicable requirements and prohibitions imposed by those laws, rules and regulations, including those relating to accounting and auditing matters.

4.
Internal Reporting

        If any Officer is concerned that an act or omission of an Officer, or of any person acting at the direction of an Officer, may constitute a violation of this Code, then such Officer should promptly inform the Supervisory Board of the Group of such concern. Failure to do so shall constitute a violation of this Code.

5.
Accountability for Compliance

        Each of the Officers shall be personally accountable for compliance with this Code. The Supervisory Board of the Group shall be responsible for the investigation of all alleged violations of this Code. In the event a violation of the Code is established, appropriate sanctions will be imposed by, or on behalf of, the Supervisory Board in accordance with applicable law and with applicable Group guidelines and policy,. which may include sanctions and disciplinary measures including discharge from the Group. Violations of this Code may also constitute or result in violations of law and may ensue civil or criminal penalties for the Officers, their supervisors and the Group.

6.
Amendment, Modification and Waiver

        This Code may be amended, modified or waived in writing from time to time, and all such amendments, modifications or waivers, both express and implied, shall be subject to the disclosure requirements of all applicable laws, rules and regulations.

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Code of Ethics for Senior Financial Officers